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FUNDRISE

13% returns in North Carolina real estate



The Income Real Estate Fund is earning 13%[1] fixed annual returns through a preferred equity investment in a 335-unit multifamily development in Charlotte's dynamic NoDa district.

The opportunity

- **13.00%[1] fixed annual return** in a prime Charlotte growth location
- **NoDa district positioning** with skyline views and premium amenities
- **Strong demographic growth** with a 7.6% population increase projected nearby
- **Preferred equity structure** with priority distributions and downside protection

This type of fixed-return real estate investment helps the ***Income Real Estate Fund maintain its 7.75%[2] annualized distribution rate***, providing stability as evolving economic policy creates uncertainty across traditional financial markets.

About the Fund

The Income Real Estate Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through diversified holdings in growing markets like Charlotte, where demographic fundamentals and market positioning support long-term rental demand.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Strategic investment in Augusta metro growth market



The Fundrise Income Real Estate Fund recently added a compelling preferred equity investment: A 343-unit ground-up multifamily development with exclusive positioning within "The Hive" mixed-use community in North Augusta, South Carolina.

Investment highlights

- **13.00%[1] gross annual return** through a preferred equity structure
- **Exclusive multifamily positioning** within a 200-acre mixed-use development
- **Growing Augusta market advantage** with affordability benefits vs. major cities
- **Proven sponsor partnership** with extensive Southeast development track record

Why this exemplifies the Income Fund strategy

This investment demonstrates the Income Fund's approach of targeting high-quality assets with unique competitive advantages in growing Southeast markets. Located in North Augusta within the Augusta, GA metropolitan area, the property enjoys exclusive positioning as the only multifamily component within "The Hive," a comprehensive mixed-use development.

The 343-unit community features seven four-story residential buildings and ten three-story carriage homes, along with premium amenities including a resort-style clubhouse, fitness center, pet spa, and saltwater pool. This distinctive design and amenity package, combined with exclusive market positioning, creates significant competitive advantages.

The preferred equity structure provides senior positioning with priority returns, reflecting our focus on investments that can deliver attractive yields while benefiting from unique market positioning. The Augusta area's affordability advantage compared to major nearby cities like Atlanta supports both resident attraction and retention.

Economic policy advantages

In today's environment of evolving trade and economic policy, fixed-return investments like this one offer compelling advantages. While policy shifts create uncertainty across traditional financial markets, structured real estate investments help the ***Income Fund maintain its 7.75%[2] annualized distribution rate*** through stable, asset-backed returns.

About the Income Real Estate Fund

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through a diversified portfolio of stabilized properties and preferred equity positions. The fund targets attractive risk-adjusted returns in growing markets while providing stability independent of public market fluctuations.

Start investing

View investment

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

FUNDRISE

Income Fund: 13.50% Preferred Equity Investment in Texas



The Fundrise Income Real Estate Fund holds a compelling preferred equity investment: a 347-unit multifamily community with exclusive positioning within a 146-acre mixed-use master development in the Houston metropolitan area, structured to deliver a 13.50%[1] gross annual return.

Investment highlights

- **13.50%[1] gross annual return** through a preferred equity structure
- **Exclusive multifamily positioning** within an integrated master development
- **Limited supply market advantage** in the Houston MSA submarket
- **Proven sponsor partnership** with extensive development track record

Why this exemplifies the Income Fund strategy

This investment demonstrates the Income Fund's approach of targeting high-quality assets with unique competitive advantages in growth markets. Located in Mont Belvieu within the Houston MSA, the development enjoys exclusive positioning as the only multifamily housing within a comprehensive master development.

The 146-acre integrated development features grocery, medical offices, senior housing, retail, and commercial amenities, creating a live-work environment that supports long-term tenant appeal and retention. This exclusive positioning, combined with proximity to the high-performing Barbers Hill Independent School District, creates significant competitive advantages.

The preferred equity structure provides senior positioning with priority returns, reflecting our focus on investments that can deliver attractive yields while benefiting from unique market positioning. With only two existing multifamily properties in the area, supply constraints support strong rental demand and pricing power.

Economic policy advantages

In today's environment of evolving trade and economic policy, fixed-return investments like this preferred equity position offer compelling advantages. While policy shifts create uncertainty across traditional financial markets, structured real estate investments help the **Income Fund maintain its 7.75%[2] annualized distribution rate** through stable, asset-backed returns.

About the Income Real Estate Fund

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through a diversified portfolio of stabilized properties and preferred equity positions. The Fund targets attractive risk-adjusted returns in growing markets while providing stability independent of public market fluctuations.

Start investing

View investment

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

North Myrtle Beach investment strategy: Coastal growth opportunity



The Fundrise Income Real Estate Fund recently added an exceptional preferred equity investment: A 372-unit multifamily community in North Myrtle Beach, South Carolina, structured to deliver a 16.00%[1] gross annual return.

Investment highlights

- **16.00%[1] gross annual return** through a preferred equity structure
- **Substantial downside protection** with over $10.9 million in subordinate equity
- **Growing coastal market positioning** in North Myrtle Beach

Why this exemplifies the Income Fund strategy

This investment demonstrates the Income Fund's approach of targeting high-quality assets in growth markets with strong structural advantages. Located in North Myrtle Beach's fast-growing coastal market, the development benefits from strong demographic fundamentals—population growth projected at roughly 2% annually and employment growth outpacing national averages. The area's affordability, combined with a high quality of life, continues attracting residents, supporting sustained rental demand.

The preferred equity structure provides senior positioning with priority returns, while over $10.9 million in equity subordinate to our position offers substantial downside protection. This approach reflects our focus on investments that can deliver exceptional returns while maintaining prudent risk management.

Market dynamics

In today's environment of evolving trade and economic policy, fixed-return investments offer compelling advantages. While policy shifts around tariffs and international trade create uncertainty across traditional financial markets, structured real estate investments like this one help the Income Fund maintain its ***7.75%[2] annualized distribution rate*** through stable, asset-backed returns.

About the Income Real Estate Fund

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through a diversified portfolio of stabilized properties and preferred equity positions. The fund targets attractive risk-adjusted returns in growing markets while providing stability independent of public market fluctuations.

Start investing

1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Income Fund: 13.50% Preferred Equity in Texas


Lemon Creek Ranch
Multifamily

The Fundrise Income Real Estate Fund recently added a compelling preferred equity investment: Lemon Creek Ranch, a 349-unit multifamily community within a 118-acre mixed-use master development in Boerne, Texas, structured to deliver a 13.50%[1] gross annual return.

Investment highlights

- **13.50%[1] gross annual return** through preferred equity structure
- **Master-planned development** with integrated retail, dining, entertainment, and green space
- **High-growth market positioning** in the San Antonio metro area
- **Supply-constrained advantages** through local zoning restrictions

Why this exemplifies the Income Fund strategy

This investment demonstrates the Income Fund's approach of targeting high-quality assets with unique structural advantages in growth markets. Located in Boerne within the San Antonio MSA, the development benefits from exceptional demographic trends—67% population growth over the past decade, with 24% projected growth over the next five years.

The master-planned development approach creates unique value through integrated amenities and mixed-use components, including retail, dining, entertainment, office space, and 25 acres of green space. This comprehensive live-work-play environment supports long-term tenant appeal and retention, providing sustainable competitive advantages.

The preferred equity structure provides senior positioning with priority returns, reflecting our focus on investments that can deliver attractive yields while benefiting from unique market positioning. Local zoning restrictions limiting future multifamily development create supply constraints that support strong lease-up performance and sustained rental demand.

San Antonio market advantages

The San Antonio metropolitan area benefits from economic diversification beyond its traditional military and tourism base, expanding into cybersecurity, biosciences, and advanced manufacturing. This creates a stable employment foundation supporting sustained rental demand, while Boerne specifically offers exceptional growth within this broader economic ecosystem.

Economic policy advantages

In today's environment of evolving trade and economic policy, fixed-return investments like this preferred equity position offer compelling advantages. While policy shifts create uncertainty across traditional financial markets, structured real estate investments help the **Income Fund maintain its 7.75%[2] annualized distribution rate** through stable, asset-backed returns.

About the Income Real Estate Fund

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through a diversified portfolio of stabilized properties and preferred equity positions. The fund targets attractive risk-adjusted returns in growing markets while providing stability independent of public market fluctuations.

Start investing

View investment

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Recent Addition: San Antonio Metro Master Development


Lemon Creek Ranch
Multifamily

The Income Real Estate Fund is earning 13.50%[1] gross annual returns through a preferred equity investment in a 349-unit multifamily community within a master-planned development in the fast-growing San Antonio metro area.

The opportunity

- **13.50%[1] gross annual return** in high-growth Texas market
- **Master-planned development** with retail and entertainment integration
- **Exceptional growth market** with 67% population increase over the past decade
- **Preferred equity structure** with senior positioning and priority returns

This type of fixed-return real estate investment helps the **Income Real Estate Fund maintain its 7.75%[2] annualized distribution rate**, providing stability as evolving economic policy creates uncertainty across traditional financial markets.

Ready to start earning?

The Income Real Estate Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through diversified holdings in growing markets like San Antonio, where demographic fundamentals, supply constraints, and integrated master-planning support long-term rental demand.

Start investing

View investment

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036